Room 4561

November 20, 2006

Mr. Yongqi Zhu
Chairman and Chief Executive Officer
Claremont Technologies Corp.
Anlian Building, Suite # A 1501
Futian District, Shenzhen
China

Re: Claremont Technologies Corp.
        Preliminary Information Statement on Schedule 14C filed November 13, 2006
        File No. 0-50240

Dear Mr. Yongqi Zhu:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

1.   Please advise us of your plans with respect to your outstanding registration statement on Form SB-2, File No. 333-54414. Please note that it has been more than nine months since you last amended this registration statement, and the registration statement is now out of date. Within 30 days from the date of this letter, you should either:

        ▪   file an amendment to the registration statement to comply with the applicable requirements of the Securities Act and the rules and regulations under the Act; or

- file a request for withdrawal of the registration statement.

  If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either of these things) within 30 days, an order may be entered declaring the registration statement abandoned under Rule 479 of the Act.

2. We note that on October 27, 2006 the board of directors of the company adopted resolutions to change its fiscal year end from September 30 to December 31. We note your disclosure on Form 8-K filed November 2, 2006 that, "A transition report covering the three-month period ended December 31, 2006 will be filed on Form 10-QSB." Please note that you must also file an annual report for the fiscal year ended September 30, 2006. See Rule 13a-10 of the Exchange Act. Please confirm your understanding of this and file the annual report accordingly.

Change in Control, page 2

3. In the first paragraph in this section, please revise to clarify that in October 2006, you effected a one-for-100 reverse stock split, and that you converted all shares of preferred stock into common stock on a one-to-one basis. Please clarify whether your articles of incorporation currently authorize the issuance of preferred stock and whether any shares of preferred stock currently are outstanding.

4. Please revise your description of your stock purchase transaction with Mr. Xu Zuqiang to characterize the share numbers on a post-split basis. The current pre-split share number disclosure results in confusion when coupled with your subsequent disclosure of your share exchange with Brighter International et al. using post-split share numbers.

5. Please expand the discussion of the share exchange agreement to discuss the change in the directors and executive officers of the company following this transaction, including the dates when these changes occurred.

6. We note your disclosure in your definitive information statement dated September 12, 2006 on page 5 that you "ha[d] no plans, arrangements or proposals to issue any of the additional authorized but unissued shares of Common Stock that will become available as a result of the Reverse Stock Split other than the issuance of Common Stock to convert the issued and outstanding shares of Preferred Stock into Common Stock." Accordingly and in order to better describe the recent developments of the company, please expand your disclosure in this information statement to provide a materially complete discussion of all events that led to and culminated with the change of control. All material contacts, negotiations and agreements should be described. Please also discuss any prior relationships between the company and Mr. Xu Zuqiang and the other parties to the share exchange agreement. Your disclosure should also address Mr. Xu Zuqiang's recent stock

purchase transaction and the circumstances that resulted in the decision to soon after pursue the transaction represented by the stock exchange agreement.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen-Parker, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Vincent McGill
        Facsimile: (323) 779-9928